Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports First Quarter 2022
Record revenue of $421 Million,
a 21 Percent Year over Year Revenue Growth

MIGDAL HAEMEK, ISRAEL – May 16, 2022– Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the first quarter ended March 31, 2022.

First Quarter of 2022 Results Overview

Revenue for the first quarter of 2022 was $421 million, as compared to $347 million in the first quarter of 2021, reflecting 21% revenue growth. Organic revenue for the first quarter of 2022, defined as total revenue excluding revenues from Nuvoton in the Japanese fabs and from Maxim in the San Antonio fab, grew by 29% year over year. Revenue for the fourth quarter of 2021 was $412 million.

Gross profit for the first quarter of 2022 was $105 million, 50% higher than $70 million recorded in the first quarter of 2021. Gross profit in the fourth quarter of 2021 was $100 million.

Operating profit for the first quarter of 2022 was $63 million, 94% higher than the $32 million recorded in the first quarter of 2021. Operating profit in the fourth quarter of 2021 was $56 million.

Net profit for the first quarter of 2022 was $54 million, or $0.50 basic and $0.49 diluted earnings per share, 91% higher than $28 million recorded in the first quarter of 2021, which represented $0.26 basic and diluted earnings per share.
Net profit for the fourth quarter of 2021 was $52 million, representing $0.48 basic and $0.47 diluted earnings per share.

Cash flow generated from operating activities in the first quarter of 2022 was $137 million and investment in fixed assets was $81 million, net. During the first quarter of 2022, the company repaid $31 million of its debt.

Corporate Credit Rating
In May 2022, Standard & Poor’s Ma’alot (an Israeli rating company that is fully owned by S&P Global Ratings) completed its annual rating review for the Company and decided to increase the corporate credit rating and bonds series G rating from “ilAA- “to “ilAA“, with a stable horizon.

Guidance and Conference Call
In light of the Company’s definitive agreement with Intel Corporation, as announced on February 15, 2022, the Company is not providing herewith revenue guidance for the second quarter 2022 and will not host an earnings conference call.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe as “adjusted” financial measures and/ or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense and (iii) amortization of acquired intangible assets. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $137 million, $134 million and $87 million for the three months periods ended March 31, 2022, December 31, 2021 and March 31, 2021, respectively) less cash used  for investments in property and equipment, net (in the amounts of $81 million, $86 million and $49 million for the three months periods ended March 31, 2022, December 31, 2021 and March 31, 2021, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), three facilities in Japan (two 200mm and one 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease (we do not agree and are disputing these claims), (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact on TPSCo and the Company due to the purchase in 2020 of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic and due to the planned cessation of operations of Arai manufacturing factory in Japan, which is currently manufacturing products solely for NTCJ and is not serving Tower’s or TPSCo’s foundry customers, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, (xxxix) our ability to satisfy the covenants stipulated in our agreements with the series G bondholders (as of March 31, 2022, we are in compliance with this indenture’s covenants), (xxxx) risks associated with the transaction announced on February 15, 2022 under which Intel Corporation is to acquire the Company, including the timely receipt of certain governmental and other regulatory approvals, the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction, the occurrence of any event, change or other circumstance that could give rise to a termination of the merger agreement, the effect of the announcement or pendency of the transaction on business relationships, operating results and business generally, delays, disruptions or increased costs due to the integration process with the acquirer,  litigation related to or resulting from the transaction, difficulties to retain key personnel and customers, diverting management’s attention from the ongoing business operations, potential negative reactions or changes to business relationships resulting from the announcement or completion of the transaction, and (xxxxi) business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, COVID-19 pandemic, including its impact on global supply chain to the fabs and from the fabs, power interruptions and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.
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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	March 31,	December 31,
	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$203,484	$210,930
Short-term deposits	402,873	363,648
Marketable securities	184,539	190,068
Trade accounts receivable	176,443	142,228
Inventories	247,826	234,512
Other current assets	41,629	54,817
Total current assets	1,256,794	1,196,203
LONG-TERM INVESTMENTS	27,235	39,597
PROPERTY AND EQUIPMENT, NET	879,781	876,683
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	16,665	18,820
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	89,677	99,938
TOTAL ASSETS	$2,270,152	$2,231,241

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term debt	$78,165	$83,868
Trade accounts payable	109,077	78,712
Deferred revenue and customers' advances	49,444	39,992
Other current liabilities	87,258	73,756
Total current liabilities	323,944	276,328
LONG-TERM DEBT	190,383	230,972
LONG-TERM CUSTOMERS' ADVANCES	63,872	69,968
EMPLOYEE RELATED LIABILITIES	14,626	14,622
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	19,670	23,962
TOTAL LIABILITIES	612,495	615,852
TOTAL SHAREHOLDERS' EQUITY	1,657,657	1,615,389
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,270,152	$2,231,241

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2022	2021	2021
REVENUES	$421,132	$412,108	$347,214
COST OF REVENUES	316,501	311,935	277,400
GROSS PROFIT	104,631	100,173	69,814
OPERATING COSTS AND EXPENSES:
Research and development	20,318	22,371	20,343
Marketing, general and administrative	21,253	21,939	16,991
	41,571	44,310	37,334

OPERATING PROFIT	63,060	55,863	32,480
FINANCING AND OTHER EXPENSE, NET	(2,133)	(372)	(7,842)
PROFIT BEFORE INCOME TAX	60,927	55,491	24,638
INCOME TAX BENEFIT (EXPENSE), NET	(5,153)	(3,614)	5,876
NET PROFIT	55,774	51,877	30,514
Net income attributable to non-controlling interest	(1,741)	(138)	(2,192)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$54,033	$51,739	$28,322
BASIC EARNINGS PER SHARE	$0.50	$0.48	$0.26
Weighted average number of shares	108,934	108,768	107,940
DILUTED EARNINGS PER SHARE	$0.49	$0.47	$0.26
Weighted average number of shares	110,539	110,267	109,462

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2022	2021	2021
GAAP OPERATING PROFIT	$63,060	$55,863	$32,480
Depreciation	64,368	64,692	56,624
Stock based compensation	5,715	8,815	4,906
Amortization of acquired intangible assets	506	506	491
EBITDA	$133,649	$129,876	$94,501

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2022	2021	2021
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$210,930	$211,503	$211,683
Net cash provided by operating activities	136,571	133,656	87,413
Investments in property and equipment, net	(80,840)	(85,947)	(49,415)
Exercise of options	44	48	364
Debt recevied (repaid), net	(30,539)	1,040	(29,375)
Effect of Japanese Yen exchange rate change over cash balance	(3,071)	(2,102)	(3,478)
Investments in short-term deposits, marketable securities and other assets, net	(29,611)	(47,268)	(1,611)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$203,484	$210,930	$215,581

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2022	2021	2021
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$55,774	$51,877	$30,514
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	70,780	73,693	62,053
Effect of exchange rate differences on debentures	(1,330)	2,353	(3,792)
Other expense (income), net	1,347	(175)	(4,985)
Changes in assets and liabilities:
Trade accounts receivable	(35,181)	2,291	(6,274)
Other assets	13,874	(12,927)	7,082
Inventories	(18,328)	(16,155)	(3,407)
Trade accounts payable	30,595	(8,971)	(9,266)
Deferred revenue and customers' advances	3,385	39,029	19,340
Other current liabilities	15,103	5,242	7,084
Long-term employee related liabilities	331	(2,778)	(107)
Deferred tax, net and other long-term liabilities	221	177	(10,829)
Net cash provided by operating activities	136,571	133,656	87,413
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(80,840)	(85,947)	(49,415)
Investments in deposits, marketable securities and other assets, net	(29,611)	(47,268)	(1,611)
Net cash used in investing activities	(110,451)	(133,215)	(51,026)
CASH FLOWS - FINANCING ACTIVITIES
Debt received (repaid), net	(30,539)	1,040	(29,375)
Exercise of options	44	48	364
Net cash provided by (used in) financing activities	(30,495)	1,088	(29,011)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,071)	(2,102)	(3,478)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,446)	(573)	3,898
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	210,930	211,503	211,683
CASH AND CASH EQUIVALENTS - END OF PERIOD	$203,484	$210,930	$215,581